SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            ------------------------

                            Maxus Energy Corporation
                                (Name of Issuer)

                            ------------------------

                   Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                            ------------------------

                                  577730 10 4
                                (CUSIP Number)

                            ------------------------

                             Mr. Jose A. Estenssoro
                              YPF Sociedad Anonima
                       Avenida Pte. Roque Saenz Pena 777
                          1364 Buenos Aires, Argentina
                        Telephone: (011) (541) 329-2000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                    Copy to:

                            P. Dexter Peacock, Esq.
                             Andrews & Kurth L.L.P.
                           4200 Texas Commerce Tower
                              Houston, Texas 77002
                           Telephone: (713) 220-4200

                                 April 5, 1995
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

Note:   Six  copies  of this  statement, including  all exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).




                               Page 1 of 6 Pages

                                SCHEDULE 13D (Amendment No. 1)

         CUSIP NO.  577730 10 4                PAGE   2   OF    6    Pages

           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               YPF Acquisition Corp.

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)   [ ]
                                                               (b)   [ ]


           3   SEC USE ONLY



           4   SOURCE OF FUNDS*
               BK; AF; SC

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]



           6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


                           7   SOLE VOTING POWER
            NUMBER OF          120,000,613
             SHARES
          BENEFICIALLY     8   SHARED VOTING POWER
          OWNED BY EACH        0
            REPORTING
           PERSON WITH     9   SOLE DISPOSITIVE POWER

                               120,000,613

                          10   SHARED DISPOSITIVE POWER
                               0

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                120,000,613

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES*                                      [ ]

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                88.5%

         14     TYPE OF REPORTING PERSON*

                CO


                         *SEE INSTRUCTION BEFORE FILLING OUT!

                               SCHEDULE 13D (Amendment No. 1)

         CUSIP NO.  577730 10 4                PAGE   3   OF    6    Pages

          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              YPF Sociedad Anonima

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)   [ ]
                                                               (b)   [ ]


          3   SEC USE ONLY



          4   SOURCE OF FUNDS*
              WC

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]



          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Argentina


                            7   SOLE VOTING POWER
         NUMBER OF SHARES       120,000,613
           BENEFICIALLY
          OWNED BY EACH     8   SHARED VOTING POWER
         REPORTING PERSON       0
               WITH
                            9   SOLE DISPOSITIVE POWER
                                120,000,613

                           10   SHARED DISPOSITIVE POWER
                                0

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              120,000,613

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                [ ]

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              88.5%

         14   TYPE OF REPORTING PERSON*

              CO


                         *SEE INSTRUCTION BEFORE FILLING OUT!

      This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D"), dated April 11, 1995, originally filed in connection with the acquisition by YPF Acquisition Corp., a Delaware corporation (the "Purchaser"), and YPF Sociedad Anonima, a sociedad anonima (stock corporation) organized under the laws of the Republic of Argentina ("YPF") of the outstanding shares of common stock, par value $1.00 per share, of Maxus Energy Corporation, a Delaware corporation ("Maxus" or the "Company") pursuant to a tender offer (the "Offer"). Unless otherwise defined herein, all terms used herein shall have the meanings set forth in the Schedule 13D.

     Item 3 of the Schedule 13D is hereby amended in the following manner. First, the second paragraph of Item 3 is hereby amended and restated to read in its entirety as follows:

          The Offer expired at midnight on March 30, 1995. On March 31, 1995, YPF announced that the Purchaser would accept for purchase all Shares validly tendered and not withdrawn prior to the expiration of the Offer.


          Second, Item 3 of Schedule 13D is hereby amended to add after the third paragraph as the new fourth paragraph the following:

            On April 13, 1995, the depositary, The Chase Manhattan Bank (National Association), notified the Reporting Persons that, upon final tabulation, an additional 660,930 Shares had been properly tendered and not withdrawn prior to the expiration of the Offer.
       The Purchaser took delivery of these additional Shares and delivered the purchase price for the additional Shares on April 13, 1995. The $3.6 million purchase price for such additional Shares was paid out of funds previously borrowed on April 5, 1995 under the Purchaser Facility.

          Third, the paragraph entitled "Conditions to Funding" under Item 3 on page 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

            Conditions to Funding. The obligation of the lenders to advance the remaining amount of credit available under the Purchaser Facility is subject to the fulfillment of certain conditions, including but not limited to, (i) the absence of any material adverse change in the condition (financial or otherwise), business operations, assets, nature of assets or liabilities of (a) YPF and its subsidiaries (taken as a whole),
      (b) the Purchaser and (c) the Company and its subsidiaries, and (ii) the lenders' satisfaction that the Company will have sufficient cash available to pay the lesser of (a) $134 million or (b) the principal amount of the Purchaser Loan, interest thereon and other amounts due on the Purchaser Maturity Date under the Purchaser Facility.

      Item 4 of the Schedule 13D is hereby amended in the following manner. First, the first paragraph of Item 4(a) is hereby amended and restated to read in its entirety as follows:

      On February 28, 1995, Maxus, the Purchaser and YPF entered into the Merger Agreement pursuant to which, as described in Item 3 above, the Purchaser commenced the Offer. The Offer expired at midnight on March 30, 1995. The Purchaser took delivery of 119,339,683 Shares, representing 88.0% of the issued and outstanding Shares as of such date, and delivered the purchase price for them on April 5, 1995. On
      April 13, 1995, the Purchaser was notified by the depositary that an additional 660,930 Shares had been validly tendered and not withdrawn prior to the expiration of the Offer. The Purchaser took delivery of all such additional Shares and delivered the purchase price therefor on such date. As a result, the Purchaser owns an aggregate of 120,000,613 Shares, or an aggregate of 88.5% of the issued and outstanding Shares as of such date. Pursuant to the Merger Agreement, Maxus, the Purchaser and YPF agreed to cause the merger of the Purchaser with and into Maxus as soon as practicable following the purchase of Shares pursuant to the Offer. Pursuant to the Delaware General Corporation Law ("DGCL") and the Company's Restated Certificate of Incorporation (the "Certificate"), the approval and adoption of the Merger require the affirmative vote of the holders of a majority of the combined voting power of the outstanding Shares and $4.00 Cumulative

                                 Page 4 of 6 Pages

      Convertible Preferred Stock (collectively, the "Voting Shares"), voting together as a single class.

      In addition, the first sentence of the second paragraph of Item 4(d) is hereby amended to change "The Purchaser's ownership of 85.3% ..." to read instead "The Purchaser's ownership of 85.7% ...."

      Item 5(a) and (b) of Schedule 13D are hereby amended and restated to read in their entirety as follows:

           (a) and (b) The Purchaser has sole voting and dispositive power over 120,000,613 Shares, which represents approximately 88.5% of the outstanding Shares and 85.7% of the outstanding Voting Shares. YPF, by virtue of its ownership of all of the capital stock of the Purchaser, is a beneficial owner of all of the Shares owned by the Purchaser. If the Merger is consummated, YPF will own 100% of the then-outstanding Shares.



                               Page 5 of 6 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 1995


                                                YPF SOCIEDAD ANONIMA


                                                By:  /s/  Jose A. Estenssoro
                                                     -------------------------
                                                     Jose A. Estenssoro
                                                     President



                                                YPF ACQUISITION CORP.


                                                By:  /s/ Jose A. Estenssoro
                                                     -------------------------
                                                     Jose A. Estenssoro
                                                     President



                               Page 6 of 6 Pages